UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-8641

(Check One):	Form 10-K	Form 11-K	Form 20-F
	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended: June 30, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Coeur d’Alene Mines Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

505 Front Ave., P.O. Box I

City, State and Zip Code:

Coeur d’Alene, ID 83816

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b)	The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The delay in filing the Quarterly Report on Form 10-Q of Coeur d’Alene Mines Corporation (the “Company”) for the quarter ended June 30, 2005, is due to additional time needed to review the Company’s income tax benefit associated with the Company’s operations in Argentina.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Arthur H. Bill Foley & Lardner LLP

202-295-4003

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

Yes	No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects that the amount of total revenues to be reported by it for the quarter ended June 30, 2005, will be approximately $38.3 million, as compared to $27.1 million for the quarter ended June 30, 2004. Furthermore, it expects to report total costs and expenses for the quarter ended June 30, 2005 of approximately $40.2 million compared to $32.5 million for the quarter ended June 30, 2004. The Company expects to report a net loss for the quarter ended June 30, 2005 that is significantly less than the $5.4 million net loss for the quarter ended June 30, 2004. The amount of the net loss for the quarter ended June 30, 2005 could be materially affected by the amount of the income tax benefit associated with the Company’s operations in Argentina.

        Coeur d’Alene Mines Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2005	By: /s/ James A. Sabala
James A. Sabala
Executive Vice President and Chief
Financial Officer

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